March 10, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Liberator Medical Holdings, Inc. (the “Company”) Form 10-K for the Period Ending September 30, 2010 Filed February 18, 2011 File No. 000-05663
Dear Mr. Rosenberg:
     Reference is made to your letter dated February 18, 2011, and our letter to you from our attorney dated March 2, 2011.
Critical Accounting Policies, Judgments and Estimates
Accounts Receivable, page 17
1.	SEC Comment:
     Please provide us proposed revised disclosure to be included in future filings to address the following:
•	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2010, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2009 and the amount of the new estimate or settlement amount that was recorded during 2010.

•	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

•	Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
March 10, 2011

•	Disclose your policy for collecting co-payments and identify the payor group the co-payments are included in the aging schedule requested above.

•	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

•	State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off. Clarify the threshold (amount and age) for account balance write-offs.
Company’s Response:
     In future filings the Company proposes the following disclosure related to Accounts Receivable, which addresses each bullet point included in the Staff’s comment above:
Accounts Receivable
     Our accounts receivable are generally due from Medicare, Medicaid, private insurance companies, and our patients. Accounts receivable are reported net of allowances for sales returns and contractual adjustments and uncollectible accounts. The collection process is time consuming, complex and typically involves the submission of claims to multiple layers of payors whose payment of claims may be contingent upon the payment of another payor. As a result, our collection efforts may be active for up to 18 to 24 months from the initial billing date. In accordance with regulatory requirements, we make reasonable and appropriate efforts to collect our accounts receivable, including deductible and co-payment amounts, in a manner consistent for all classes of payors.
     The Company has established an allowance to account for sales returns and contractual adjustments that result from differences between the payment amount received and the expected realizable amount. These adjustments are recorded as a reduction of both gross revenues and accounts receivable.
     Allowances for uncollectible accounts (or bad debt) are recorded as an operating expense and consist of billed charges that are ultimately deemed uncollectible due to the customer’s or third-party payor’s inability or refusal to pay. In establishing the appropriate allowance for uncollectible accounts, management makes assumptions with respect to future collectability. We base our estimates of accounts receivable collectability on our historical collection and write-off experience, our credit policies, and our analysis of accounts receivable by aging category. Changes in judgment regarding these factors will cause the level of accounts receivable allowances to be adjusted.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
March 10, 2011

     The typical collection process begins with the electronic submission of a claim to Medicare, Medicaid, or other primary insurance carriers, for which a response (and payment) is obtained within 15 to 30 days. Any claim denials are generally acted upon timely following the response and, where applicable, corrected claims are submitted. A response (and co- payment) for amounts billed to secondary payors, including Medicaid, private third-party insurance carriers, and patients, generally occurs within 30 to 60 days of submission of the claim. On a continual basis, the outstanding accounts receivable balances are reviewed by collection personnel, including contacting the insurance company and/or patient in an attempt to determine why payment has not been remitted and obtain payment from the respective responsible party. When applicable, corrected claims are submitted to the insurance carrier. Patient statements are generated and sent out monthly. Outbound calls are periodically made to patients with outstanding balances greater than $100 in an attempt to obtain payment. Uncollectible account balances for all payor classes are written off after remaining unpaid for a period of 24 months. Balances that are determined to be uncollectible prior to the passage of 24 months from the last billing date are written off at the time of such determination.
     We perform eligibility and insurance verification on patients prior to the shipment of products and submission of a claim. As a result, we do not have amounts that are pending approval from third-party payors outside of the typical review process for submitted claims.
     The Company performs analyses to evaluate the net realizable value of accounts receivable. Specifically, the Company considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. During fiscal years 2010 and 2009, the Company did not record a material change in estimates for the allowances for sales returns and contractual adjustments and uncollectible accounts. However, because of continuing changes in the health care industry and third-party reimbursement, it is possible that the Company’s estimates could change, which could have a material impact on the Company’s future results of operations and cash flows. For the fiscal year ended September 30, 2010, a hypothetical change of 1% in the allowances for sales returns and contractual adjustments as a percentage of gross sales would have resulted in a change in our revenue and net income of approximately $0.4 million.
     The following table sets forth our accounts receivable balances outstanding by aging category for each major payor source as of September 30, 2010 (in thousands):

	Aging of Accounts Receivable as of September 30, 2010
	< 30	31 - 60	61 - 120	> 120
Payor	Days	Days	Days	Days	Total
Medicare and Medicaid	$3,927	$491	$366	$1,252	$6,036
Private insurance companies	1,225	459	428	862	2,974
Patients	183	135	207	521	1,046

Total gross accounts receivable	$5,335	$1,085	$1,001	$2,635	10,056

Less: Allowances					(3,312)

Accounts receivable, net					$6,744

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
March 10, 2011

Deferred Advertising Costs, page F-8
2.	SEC Comment:
     Please explain to us how your deferral of direct-response advertising costs complies with ASC 340-20-25-4. In your response, at a minimum, please ensure you address the following:
•	Please demonstrate for us how you determined that the customers are directly responding to your advertisement. For example, a telephone number that is dedicated to each advertisement may help you track the response of a specific advertisement. Refer to ASC 340-20-25-6 and 15-4.

•	Please demonstrate how you are realizing benefits for up to six years as a direct result of your advertisement. In supporting your accounting, you must show that you secure sales for the six years following the TV advertisement without further effort. This includes mailing an order form or filling an order before a contract that covers the six-year period is received by you.

•	Given that you have apparently significantly increased your direct-response advertising spend from $4.2 million in fiscal year 2009 to $10.8 million in fiscal year 2010, please demonstrate to us the persuasive evidence you gathered to believe that this increased spend will result in future economic benefits as required by ASC 340-20-25-9. In your response clarify whether your increased advertising spend is a result of expanding into new markets, providing new products, or a combination of both and how you can extrapolate your historical patterns to any new markets or products.

•	Please clarify why you amortize your deferred advertising costs over a period between four and six years when you indicate that you estimate “future benefits for each cost pool for a period of no longer than four years.”
Company’s Response:
     We will respond to the Staff’s overall comment by reiterating each bullet point noted above along with our accompanying response.
     Please demonstrate for us how you determined that the customers are directly responding to your advertisement. For example, a telephone number that is dedicated to each advertisement may help you track the response of a specific advertisement. Refer to ASC 340-20-25-6 and 15-4.
     According to ASC 340-20-25-4, the costs of direct-response advertising shall be capitalized if both of the following conditions are met:
a.	The primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising; and

b.	The direct-response advertising results in probable future benefits.
     Following on from the condition (a) above, ASC 340-20-25-6, states that in order to conclude that advertising elicits sales to customers who could be shown to have responded specifically to the advertising, there must be a means of documenting that response, including a record that can identify the name of the customer and the advertising that elicited the direct response. Examples of such documentation include the following:
a.	Files indicating the customer names and the related direct-response advertisement;

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
March 10, 2011

b.	A coded order form, coupon, or response card, included with an advertisement, indicating the customer name;

c.	A log of customers who have made phone calls to a number appearing in an advertisement, linking those calls to the advertisement.
     The Company’s direct-response advertising meets the first criterion of ASC 340-20-25-4 as we have a process that documents the responses to our advertisements. The documentation includes a record that can identify the name of the customer, historical order information, and the unique source code of the specific advertisement that elicited the direct response.
     As noted above, the second condition of ASC 340-20-25-4 for capitalizing direct-response advertising is that the direct-response advertising results in probable future benefits. Probable future benefits are demonstrated through persuasive evidence that its effects will be similar to the effects of responses to past direct direct-response advertising activities that resulted in future benefits. The Company has been using direct-response advertising efforts since its inception. Management believes that the data gathered over the last nine years by tracking orders to a unique source code with historical re-order patterns, in and of itself, is persuasive evidence that a future benefit is realized from its direct-response advertising efforts.
     Please demonstrate how you are realizing benefits for up to six years as a direct result of your advertisement. In supporting your accounting, you must show that you secure sales for the six years following the TV advertisement without further effort. This includes mailing an order form or filling an order before a contract that covers the six-year period is received by you.
     According to ASC 340-20-25-13, “there is no overriding guidance that would either permit or prohibit reporting the costs of direct-response advertising as assets based on the inclusion of future revenues from renewals or repeat sales.” In order to determine whether or not to include the repeat sales, we must exercise judgment about both the following:
a.	The existence of the degree of reliability required to determine the probability of renewals; and

b.	Whether those renewals result from the direct-response advertising being accounted for.
     Management has concluded that we have objective evidence, which demonstrates a stable history of future benefits derived from re-orders of our products without any significant additional advertising efforts. ASC 340-20-25-14 provides examples of efforts that have been deemed to be insignificant advertising efforts, such as mailing renewal cards for expiring subscriptions and response cards to customers offering additional products. Management deems that telephone calls placed to customers towards the end of their order supply, usually a 90-day supply, to be an insignificant advertising effort. The objective of the telephone call is to have the customer place a new order for supplies, which is similar to the efforts described in ASC 340-20-25-14 to get a customer to renew their subscription at expiration with a renewal card.
     In addition, our products are not differentiated from our competitors by price due to the insurance regulation of the allowable prices that are charged to our customers. Once a customer responds to our direct- response advertising and becomes a qualified customer, the re-order patterns for their product requirements due to the medical necessity of their condition(s) are predictable with a fairly high degree of reliability based on historical results for similar customers and products.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
March 10, 2011

     Given that you have apparently significantly increased your direct-response advertising spend from $4.2 million in fiscal year 2009 to $10.8 million in fiscal year 2010, please demonstrate to us the persuasive evidence you gathered to believe that this increased spend will result in future economic benefits as required by ASC 340-20-25-9. In your response clarify whether your increased advertising spend is a result of expanding into new markets, providing new products, or a combination of both and how you can extrapolate your historical patterns to any new markets or products.
     During fiscal year 2010, we increased our direct-response advertising spend to $10.8 million from $4.2 million in fiscal year 2009. According to ASC 340-20-25-9, demonstrating that direct-response advertising will result in future benefits requires persuasive evidence that its effects will be similar to the effects of responses to past direct-response advertising activities of the entity that resulted in future benefits. Such evidence shall include verifiable historical patterns of results for the entity. Attributes to consider in determining whether the responses will be similar include the following:
a.	The demographics of the audience

b.	The method of advertising

c.	The product

d.	The economic conditions.
     The increase in direct-response advertising spend during fiscal year 2010 was geared towards the same customer demographics, the same products, and under the same economic conditions that were used during fiscal year 2009. The primary difference between the two fiscal years was the amount of advertising dollars spent. The increased advertising spend was not the result of expanding into new markets or providing new products.
     Please clarify why you amortize your deferred advertising costs over a period between four and six years when you indicate that you estimate “future benefits for each cost pool for a period of no longer than four years.”
     We have persuasive evidence that demonstrates future benefits are realized from our direct-response advertising efforts beyond six years. However, the reliability of accounting estimates decreases as the length of the period for which such estimates are made increases.
     The amortization at each reporting period is the amount computed using the ratio that current period revenues for each direct-response advertising cost pool bear to the total of current and estimated future benefits for that direct-response advertising cost pool. At each reporting period, the Company estimates the total estimated future benefits for each cost pool for a period of four years subsequent to the reporting date. This policy is consistent with other generally accepted practice for accounting for estimates, such as projecting taxable income over a three to five year period to assess the likelihood that the Company will realize a benefit from deferred tax assets associated with net operating losses. This policy creates a “rolling” four-year amortization period. Once a cost pool is amortized to an amount that the Company deems to be insignificant, the remaining unamortized cost pool is amortized on a straight-line basis. This generally results in each cost pool being amortized over a period between four to six years, depending on the expected future benefits for each cost pool.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
March 10, 2011

     We acknowledge to the Staff that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff has any additional questions or comments after reviewing our responses, please direct any questions concerning this letter to me or our Controller, Travis Brooks, at (772) 287-2414.

Very truly yours,
/s/ Robert J. Davis
Robert J. Davis, Chief Financial Officer